

April 20, 2011

Gerald J. Reihsen, III
Executive Vice President—Corporate Development and Legal
Behringer Harvard Opportunity REIT II, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

Re: **Behringer Harvard Opportunity REIT II, Inc.**
Post-Effective Amendment to Form S-11
Filed April 18, 2011
File No. 333-140887

Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-53650

Dear Mr. Reihsen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Investment Portfolio, page 2</u>

1. Please provide a separate discussion of your acquisitions during the most recent fiscal year, and include disclosure regarding capitalization rates of these acquisitions. To the extent you do not use historical net operating income in computing the disclosed capitalization rates, please include disclosure about the extent to which you assume future changes in occupancy or non-contractual rent increases, and whether you assume that in-place leases expiring during the year will be renewed at current rates. Please provide similar disclosure in future Exchange Act periodic reports for acquisitions during the reporting period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Robert Bergdolt, Esq.
        DLA Piper LLP (US)
        Via *facsimile*: (919) 786-2200